EXHIBIT 99.1

Almaden Appoints Kevin O’Kane and Alfredo Phillips to its Board of Directors

VANCOUVER, British Columbia, March 31, 2021 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU), is pleased to announce that it has appointed Kevin O’Kane and Alfredo Phillips as independent non-executive members of the Board of Directors, effective immediately.

Kevin O’Kane is based in Vancouver and is a registered professional engineer with nearly 40 years of experience in the global mining industry. He has held executive positions with BHP in South America, including Project Director, Vice President of Health, Safety and Environment, and Asset President. Most recently, Mr. O’Kane held the position of Executive Vice-President and Chief Operating Officer for SSR Mining Inc. He holds the ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D), achieved in 2021. He is fluent in Spanish and brings a wealth of technical, operational and HSCE leadership combined with Latin American knowledge to Almaden’s Board. Kevin also serves on the Boards of SolGold Plc and NorthIsle Copper and Gold Inc.

Alfredo Phillips is a seasoned business executive in Mexican primary industries. He is currently Head of Government Affairs in Mexico for Arcelor Mittal, the world’s largest steel producer. Prior to taking this position in 2020, he had served in a similar capacity for Torex Gold for over six years. Mr. Phillips is past President of the Mining Task Force of the Canadian Chamber of Commerce in Mexico, continues to serve on the Board of the Chamber, and is founding Chairman of the Guerrero Mining Cluster since 2016. He also serves on the Board of Directors of the Latin American and Caribbean Council on Renewable Energy (LAC-CORE).

Mr. Phillips has had an extensive career in the public, private, diplomatic, and academic fields. He has held numerous positions in the Mexican Government ranging from Deputy General Director for Technology at the National Council for Science and Technology, to Director General for Planning, Programming, and the Budget at the Ministry of Education, to Head of the Investment Promotion Office at the Ministry of Energy. His last position in the Mexican Government was as Minister for Economic Affairs at the Mexican Embassy in Washington DC. He has also worked for Siemens Mesoamerica as head of government affairs. Mr. Phillips also participates in academic undertakings and is currently founding Board Member of the Global Sustainability Institute at the Monterrey Technology Institute jointly with Arizona State University, in addition to being a professor of Negotiation Theory at the Executive Education School at the IberoAmerican University in Mexico City.

Alfredo received a B.Sc. in Actuarial Mathematics from Anahuac University in Mexico City and a Master’s in Public Administration from the Kennedy School of Government at Harvard University. He is fluent in English, Spanish, and French.

J. Duane Poliquin, Chairman of Almaden, stated “On behalf of the Board, we are very pleased to welcome these two distinguished people to Almaden. Alfredo has had a lot of success in developing and promoting successful, sustainable businesses in Mexico and we look forward to his contributions to our business strategy moving forward. Kevin adds strong technical, operational, social, and environmental expertise gained through many years of experience at Tier 1 mining operations. The appointment of Alfredo and Kevin underscores the great potential of the Ixtaca Project.”

Alfredo Phillips stated, “It is a great pleasure and a wonderful opportunity to join this distinguished group of seasoned mining professionals. Almaden offers a wonderful opportunity to be a part of a forward-thinking company that is facing the future with out of the box ESG policies that will hopefully be groundbreaking in nature and trailblazing in Mexico and the Americas building the mine of the future hand in hand with the communities and authorities.

Coincident with these appointments, John (Jack) McCleary and Gerald Carlson have elected to retire from the Board but have agreed to remain active with Almaden in an advisory capacity. Duane Poliquin, Chairman of Almaden, stated, “Both Jack and Gerry have been valued contributors to Almaden for many years. While we are losing them as valued members of the Board, we are grateful that they have agreed to remain available to the Company.”

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the potential of the Ixtaca project, contributions of the new directors to the Company’s business strategy, the likelihood that Ixtaca can be a groundbreaking and trailblazing in respect of its ESG policies.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of Almaden’s financial position, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/